Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus

Supplement dated September 14, 2016

Registration No. 333-213487

September 16, 2016

Final Term Sheet

$35,000,000

5.125% Fixed-to-Floating Rate Subordinated Notes due 2026

Issuer:	OceanFirst Financial Corp. (the “Company”)

Securities Offered:	5.125% Fixed-to-Floating Subordinated Notes due 2026 (the “Notes”)

Aggregate Principal Amount:	$35,000,000

Rating:

Kroll Bond Rating Agency: BBB-

A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating.

Trade Date:	September 16, 2016

Settlement Date:	September 21, 2016

Final Maturity (if not previously redeemed):	September 30, 2026

Interest Rate:

From and including the original issue date to, but excluding September 30, 2021, a fixed per annum rate of 5.125%, payable semi-annually in arrears.

From and including September 30, 2021, through maturity or the date of earlier redemption, a floating per annum rate equal to three-month LIBOR (provided, however, that in the event three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero) plus 392 basis points, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on March 30 and September 30 of each year through, but not including, September 30, 2021, and thereafter on March 30, June 30, September 30 and December 30 of each year to September 30, 2026, but excluding the maturity date or earlier redemption. The first interest payment will be made on March 30, 2017.

Day Count Convention:	30/360 to but excluding September 30, 2021, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of September 30, 2021, and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:	The Notes may not be redeemed prior to September 30, 2021, except that the Company may redeem the Notes at any time, at its option, in whole or in part, subject to obtaining any required regulatory approvals, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see “Description of the Notes — Redemption” in the preliminary prospectus supplement dated September 14, 2016.

Denomination:	$1,000 denominations and integral multiples of $1,000

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriter’s Discount:	1.50%

Proceeds to the Company (before expenses):	$34,475,000

Use of Proceeds:	The Company intends to use these proceeds for general corporate purposes, which may include providing capital to support growth organically or through strategic acquisitions, repaying indebtedness and financing investments and capital expenditures, repurchasing shares of common stock and for investments in the Bank as regulatory capital.

CUSIP / ISIN:	675234 AA6 / US675234AA62

Book-Running Manager: Co-Manager:	Sandler O’Neill + Partners, L.P. Keefe, Bruyette & Woods, A Stifel Company

The Company has filed a shelf registration statement (File No. 333-213487) (including a base prospectus) and a related preliminary prospectus supplement dated September 14, 2016 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the related preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128 or Keefe, Bruyette & Woods, A Stifel Company, toll-free at 800-966-1559.